SUB-ITEM 77C
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On June 29, 2001, a Special Meeting of Shareholders of the Regional  Opportunity
Fund: Ohio Indiana Kentucky (the "Fund") was held to (1) approve or disapprove a new investment advisory agreement with CityFund Advisory, Inc. and (2) ratify or reject the selection of Berge & Company LTD as the Fund's independent public accountants. The total number of shares of the Fund present in person or by proxy represented 71.8% of the shares entitled to vote at the Special Meeting. Each proposal submitted to shareholders was approved. The number of votes cast with respect to each such proposal was as follows:

Proposal 1: The shareholders approved the new investment advisory agreement with
            CityFund Advisory, Inc.

            Number of Shares For:              279,367.462
            Number of Shares Against:              404.000
            Number of Shares Abstaining:        21,922.238

Proposal 2: The  shareholders  ratified  the selection of Berge & Company LTD as the Fund's independent public accountants.

            Number of Shares For:              281,181.143
            Number of Shares Against:              404.000
            Number of Shares Abstaining:        20,108.557